Exhibit 99.1
TeliaSonera Signs MVNO Agreement in Norway

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 11, 2007--TeliaSonera's (Nasdaq:TLSN) (LSE:TEE) (HEX:TLS1V) (STO:TLSN) subsidiary NetCom has today signed an agreement with Tele2 Norge AS to use Netcom's mobile network as a mobile virtual network operator (MVNO). The agreement implies transferring all Tele2 Norge's traffic from Telenor's network to NetCom's network before April 1, 2008. Tele2 Norge will start operating as an MVNO in NetCom's mobile network as from summer 2007 and the agreement will include access to future services, for example turbo 3G. The initial term of the agreement is four years after the transfer is fulfilled.

"We are very pleased that we have brought this agreement to a successful close. The agreement will further strengthen our growth opportunities and increase the efficiency of our network in Norway," comments Kenneth Karlberg, President Business Area Mobility Services at TeliaSonera.

NetCom estimate that the agreement, after fulfilment of the transfer, will have an annual impact on sales of approximately SEK 500 millions. The transfer is expected to be fulfilled by April 2008.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and the company had a total of 96 million customers in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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CONTACT: TeliaSonera
Press Office, (0)20-77 58 30